Exhibit 99.2

STRATA OIL & GAS INC.

10010 - 98 Street, PO Box 7770
Peace River, AB T8S 1T3

Telephone: 403.237.5443

Email: info@strataoil.com

PROXY

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned shareholder of Strata Oil & Gas Inc. (the “Company”) appoints Trevor Newton, President, or failing him, William E. Cooper, Esq. as proxyholder on behalf of the undersigned to attend the Annual General Meeting of Shareholders to be held on September 20, 2016 (the “Meeting”) and any adjournment thereof, to act on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present regarding the matters specified below.

The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the undersigned shareholder and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly. Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters. This Proxy gives the person named as nominee discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.

Voting Choices on Resolutions

1.	To fix the number of directors to be elected at the Meeting at Two (2):	In favour: [ ]
Withhold vote: [ ]
2.	To elect as a director:

	Michael Ranger	In favour: [ ]
Withhold vote: [ ]

	Trevor newton	In favour: [ ]
Withhold vote: [ ]

3.	To appoint MaloneBailey, LLP as auditors of the Company until the next annual general meeting and to authorize the directors to fix their remuneration:
In favour: [ ]
Withhold vote: [ ]

4.	To vote, in the discretion of the proxy nominee, on any amendments to or variations of matters identified in the Notice of Meeting and on any other matters which may properly come before the Meeting:
In favour: [ ]
Against: [ ]

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The undersigned acknowledges receipt of the Notice of Annual General Meeting and the accompanying Information Circular dated August 26, 2016.

The undersigned revokes any proxy previously given in respect of the Meeting.

If this form of Proxy is not dated by the shareholder in the space below, it is deemed to bear the date on which it is mailed by the Company to the shareholder.

DATED this 26th day of August, 2016.

Signature of Shareholder

Number of Shares Held: _____________________
Name of Shareholder (Please Print)

Address

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NOTES TO FORM OF PROXY

1.	IF YOU DO NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON YOU WISH TO ACT AS YOUR PROXYHOLDER. THIS PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

2.	This form of Proxy must be completed, dated, and signed by you or your attorney authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation. If this form of Proxy is signed by your attorney, the form of power of attorney or a notarized certified copy of it must be attached to the Proxy.

3.	This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarized certified copy thereof, must be deposited at, mailed to, or sent by facsimile transmission to the Company’s head office at the address listed on the first page of this form of Proxy, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment thereof.

4.	If you do not comply with the time deadlines set out in these Notes, your Proxy will be invalid.

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